Contact

www.linkedin.com/in/ginabennett (LinkedIn)
lagomdevelopment.com (Company)
constructioncheck.io (Company)

Top Skills

Organizational Consulting
Small Business Consulting
Enterprise Consulting

Languages

Malayalam (Professional Working)
French (Limited Working)
Spanish (Limited Working)

Certifications

Product Management: Building a Product Roadmap
Connecting with Executives
Body Language for Women
Conflict Resolution Fundamentals
Jodi Glickman on Make 'Em Love You at Work

Honors-Awards

Verizon ISO 3Q Tireless Wireless Award

Gina Bennett

CTO, Real Estate & Construction Tech | Chief Product Executive | Data, Analytics & AI Platforms | Founder & Investor. | Be the change you want to see in this world & the rest will follow ♥#

Atlanta, Georgia, United States

Summary

I am a senior technology and product executive with 30+ years of experience designing, building, and scaling complex platforms across real estate development, construction, higher education, government, and SaaS environments.

I currently serve as Chief Technology Officer at Lagom Development, where I lead technology strategy, data infrastructure, and platform execution across the full real estate development and construction lifecycle.

I am also an active Chief Product Officer, founder, investor, and advisor, translating business strategy into executable technology and product roadmaps that align people, platforms, and capital.

What I do best:

- Lead technology and product strategy across real estate, construction, and data-intensive platforms

- Design and implement data, analytics, and AI-enabled systems that support feasibility, cost control, and operational decision-making

- Bridge development, construction, and technology teams to reduce risk and improve delivery outcomes

- Advise founders and institutions navigating scale, modernization, or platform complexity

Career highlights:

CTO at Lagom Development, driving technology-enabled real estate development and construction operations

CPO at Construction Check, building a data-driven construction intelligence and AI platform

Senior Director of Advancement Technology & Analytics at Morehouse College, overseeing enterprise CRM, BI, and integrations

Led engineering teams delivering mission-critical platforms for government and enterprise clients, including U.S. Army Corps of Engineers

I am known for bringing clarity to ambiguity, aligning stakeholders around data-driven decisions, and moving complex initiatives from strategy to execution.

I am open to conversations around CTO/CPO leadership, strategic advisory work, board roles, and real estate or construction technology partnerships.

Experience

Lagom Development

Chief Technology Officer

January 2026 - Present (4 months)

Atlanta, GA

Chief Technology Officer responsible for technology strategy, data infrastructure, and digital platform execution supporting vertically integrated real estate development and construction operations.

Define and lead the company’s end-to-end technology roadmap across development, design, construction, and asset lifecycle management

Oversee data architecture, analytics, and system integrations supporting feasibility analysis, cost modeling, scheduling, and operational decision-making

Partner with executive leadership to align technology investments with development strategy, capital planning, and long-term scalability

Evaluate and implement BIM, construction technology, data platforms, and AI-enabled tools to improve speed, accuracy, and cost control

Establish governance, security, and best practices across platforms, vendors, and delivery partners

Support innovation initiatives at the intersection of real estate development, construction technology, and data intelligence

This role bridges real estate development, construction operations, and technology execution, ensuring data-driven decisions from concept through delivery.

Case Digital, Inc.
President
January 2022 - Present (4 years 4 months)
Atlanta, Georgia, United States

Business Strategy and Startup Coaching for all stages of your entrepreneurial journey. Sign up for a complementary 30-minute intro session today. Monthly coaching available from $250 per month.

Construction Check
Chief Product Officer
February 2021 - Present (5 years 3 months)
Atlanta, Georgia, United States

FYC Labs
Account Strategist
May 2025 - August 2025 (4 months)
United States

Technology, Strategy and Marketing sales executive and Solutions Architect for award-winning design and development firm based out of California for businesses large and small at any stage of growth.   Websites, app development, AI, VR/XR and performance marketing are just of the few ways we can help your business grow.

Punch Group
Head of Business Development / Strategy
October 2024 - July 2025 (10 months)
Atlanta, Georgia

YMCA of Metropolitan Atlanta

Director of Enterprise Solutions

February 2023 - August 2023 (7 months)

Atlanta, Georgia, United States

Morehouse College

Sr. Director of Advancement Technology, Business Intelligence & Analytics

January 2021 - February 2023 (2 years 2 months)

Atlanta, Georgia, United States

Manage and administer platforms, contracts, business process and integration & implementation strategy for Salesforce, Marketing Cloud, Academic Works, Scalefunder, Domo, Jitterbit, Boomi and other software applications for the fundraising arm of Morehouse College.

ATLytiCS Inc.

Marketing Committee Volunteer

April 2020 - June 2022 (2 years 3 months)

Atlanta, Georgia, United States

UC Innovation

Sr. Business Analyst

July 2020 - November 2020 (5 months)

Atlanta, Georgia, United States

RoofClaim.com

Director Of Technology

January 2020 - March 2020 (3 months)

Kennesaw, Georgia

Assembled a team of developers, QA, UI/UX, Scrum Master/BA and content developer to bring outsourced development on Salesforce and web in-house. Instituted DevOps processes and practices to make those individuals work together as a high-performing team. Implemented ticketing system for issues that could be escalated to JIRA for feature development and serious production support. Developed business strategy and laid technical groundwork for facilitating integrated digital commerce between suppliers, drone service providers, roofing contractors and insurance companies. Developed specifications for Mobile app to make these entities communicate seamlessly with property owners.

In 10 weeks, brought all maintenance and development in house and delivered more than a few business process improvements that saved time and money. Also, provided a business continuity plan to mitigate loss of productivity in case of a government shutdown.

Project Time & Cost, LLC
Director Of Technology
June 2017 - January 2020 (2 years 8 months)
Atlanta, Georgia

Manage enterprise development team of 14 for Caliburn International. Develop custom software solutions in Azure for clients such as U.S. Army Corps of Engineers in Huntsville, AL. As head of R&D, created Portal and Estimator products for sale to additional government and commercial clients. Developed prototypes for other technology projects including data analytics and other product prototypes. Analyze and negotiate contract pricing and requirements for new work, including platform migration to Azure Government Cloud and FedRAMP Risk Management assessment. Instituted Agile and DevOps practices and quality assurance disciplines in Engineering process around an Azure DevOps framework. Finished products include online Detailed Cost Estimating suite, Parametric Modeling suite including model builder and Estimator.

Optomi
Senior Business Consultant
October 2016 - May 2017 (8 months)
Smyrna, GA

• Evaluated Test Automation Tools including Sahipro, Leaptest and TestComplete
• Implemented data-driven opensource test framework using Selenium IDE
• Evaluated Agile Project Management framework for use by dev team, including JIRA, TFS, and MS Team Services Cloud
• Implemented TFS 2013 for dev and BA teams
• Evaluated Business Intelligence tools, including DOMO, Wave Analytics, Cognos, and Power BI
• Developed sample dashboards in DOMO, Wave, and Power BI for demo to business customers.
• Established requirements gathering methodology emphasizing use cases and detailed design.
• Mentored & trained team of junior Business Analysts

Cox Communications

Senior Business Consultant @ Cognizant Business Consulting

January 2016 - October 2016 (10 months)

Sandy Springs, GA

Senior Consultant for Customer Care Operations Support, Speech Analytics and Workforce Management Programs.

• Speech Analytics Program Manager:Drive nexidia vendor RAID log, set up standard weekly director level status meetings and weekly analyst meetings to communicate progress, standardize ticket logging and response procedures and developed communication and support methodology for the organization.

• Driving completion of eWFM Mobile app upgrade to support single signon and IVR Virtual Scheduling Assistant for Cox Customer Care centers nationally

Verizon Wireless via Newt Global

Senior Consultant

February 2015 - January 2016 (1 year)

Alpharetta, Georgia

Business Analyst in Verizon Wireless Self-Service delivery organization.

Whitepost Solutions

Solutions Architect

September 2014 - January 2015 (5 months)

Woodstock, GA

Led design and development effort for 3 branded SharePoint 2010 publishing Websites for Georgia Emergency Management Agency. Converted 6 internal Notes Domino web applications to SharePoint applications including data migration, conversion, and mapping functionality. Produced and delivered training materials and classes for IT Support Team and content owners.

Archdiocese of Atlanta

3 years 3 months

Sr. Business Systems Analyst III / HRIS Manager

August 2011 - October 2014 (3 years 3 months)

Smyrna, GA

Analyze business processes, design, recommend and implement system solutions for the Archdiocese of Atlanta Human Resources and 130 parish, school and affiliated organizations. Strategic Consulting, including business plan & strategy development. Negotiate and manage vendor relationships. Work with vendors and business users to develop custom integration to streamline on-boarding, personnel action requests, payroll processing and

physical site security. Help define technology policies and best practices such as digital privacy.

Sr. Business Systems Analyst III

August 2011 - June 2013 (1 year 11 months)

Smyrna, GA

Analyze business processes, recommend and implement system solutions for the Archdiocese of Atlanta. Conducted RFP for Safe Environment Program office, implemented enterprise workflow solution for Safe Environment compliance management using Sterling Infosystems Workforce Direct. Worked with field and vendor to remedy Paychex implementation for the Archdiocese. Investigated and implemented a print per page chargeback program using Papercut to record and manage counts across 20+ departments.

Sequoyah Regional Library

Sr. Business Systems Analyst

April 2009 - August 2011 (2 years 5 months)

Determine and implement solution options for automation of IT Department activities such as Desktop Management, document imaging, and other functions across the systems 8 locations. Assist with equipment maintenance and repair where necessary.

Bennett Consulting

Senior Business Systems Consultant

February 1999 - February 2009 (10 years 1 month)

Process automation, web design, system repair and networking for local business and residential clients.
Parkers Platoon www.parkersplatoon.org – Created first comprehensive online family team website for Juvenile Diabetes Research Foundation of Georgia. Parker’s Platoon grew in 3 years to be the largest family team at the Atlanta Walk and raised over $100,000 towards diabetes research. (site expired 2006)
Electronic Solutions, Inc. www.electronicsolutionsinc.com – Renovated site for FL client. Uploaded parts inventory per customer specifications for multiple online catalog sites. Logo & site design for client sites including www.pushbuttonsdirect.com, www.sensorsdirect.com, www.acinverters.com, www.xsensors.com.

Dell

Senior Business Systems Consultant

February 1997 - February 1999 (2 years 1 month)

Project Manager for Corporate Human Resources. Successfully completed corporate rollout for cc:Mail to Exchange Conversion, Office 97 and upgrade of all desktops to standard configuration. Defined methodology adopted company-wide for standardizing desktop. Managed Millennium Compliance effort to insure internal and vendor readiness for HR by close of the calendar year. Also responsible for establishing production systems architecture for Human Resources and associated IT organization.

C3K Networking Solutions, Inc.

Director of Advanced Technologies

September 1996 - February 1997 (6 months)

Project Manager for multiple clients, assisting in the planning and implementation of advanced client/server technologies. Specialized in office automation and groupware solutions, utilizing Windows NT, Lotus Notes, and Internet/intranet packages featuring Microsoft and Netscape products. Determined cost-effective software/hardware platforms and solutions to clients based on evaluation of business requirements.

Pervasive Software

Software Engineer

February 1996 - September 1996 (8 months)

Project Manager for proprietary database scripting interface. Acted as primary point-of-contact for Marketing, Quality Assurance, Configuration Management, and Sales departments. Created product-planning materials, QA test plan, and Beta program requirements for engine and developer kit components of the product. Conducted external customer interviews and surveys to determine product feature requirements.

Computer Horizons Corp

Sr. Technical Specialist

January 1994 - January 1996 (2 years 1 month)

Project manager and developer for multiple client projects (examples below):

Immunization Project Citicorp Latino.
Designed regional Audit Tracking System and Regulation Reference database for implementation in 23 Latin American countries using the Lotus Notes development platform winning Board of Directors' approval for global implementation. Created a distribution package including user documentation, technical specifications, and diskettes and a 30-minute training video translated into multiple languages.

Regionalized Collections Citicorp Latino.
Developed comprehensive user acceptance test plan for a multi-platform payments and collections re-engineering effort. Incorporated elements from CICS Batch and Online systems, RISC 6000/Unix/Oracle interface, and Powerbuilder desktop data entry and transmission system. Developed process flow documentation to insure all test cases had been considered.

National Council on Compensation Insurance
Systems Analyst
November 1990 - January 1994 (3 years 3 months)

The Geary Corporation
Programmer Analyst
June 1989 - September 1990 (1 year 4 months)

Standard Oil Corporation
Programmer
May 1988 - September 1988 (5 months)

Education

Clarkson University
B.Sc., Computer Science & Mathematics · (1987 - 1999)

Jamestown Community College
A.S., Computer Science · (1985 - 1987)

Jamestown High School
Diploma, Mathematics · (1981 - 1984)